SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: January 26, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Acquires Altair Semiconductor, Israeli Innovator of LTE Modem Chip Technology

News & Information	Sony Corporation 1-7-1 Konan, Minato-Ku, Tokyo

No. 16-008E
January 26, 2016

Sony Acquires Altair Semiconductor, Israeli Innovator of LTE Modem Chip Technology

Tokyo, Japan – Sony Corporation (“Sony”) is announcing that it has reached an agreement with Altair Semiconductor (“Altair”) and its major shareholders to acquire the company. The purchase price is 212 million U.S. dollars (approximately 25 billion yen), and Sony expects to complete the acquisition in early February, 2016.

Altair, an Israel-based company, owns modem chip technology and related software for LTE (Long Term Evolution), a 4G cellular standard for mobile devices. Altair develops and sells products focused on LTE technology, and its modem chips stand out for their low power consumption, high performance and competitive cost.

LTE is already widely used in data communication for mobile phones, and is also expected to play a pivotal role in the interconnection of the Internet of Things (“IoT”). Going forward, more and more “things” are expected to be equipped with cellular chipsets, realizing a connected environment in which “things” can reliably and securely access network services that leverage the power of cloud computing.

With the acquisition of Altair, Sony aims to not only expand Altair’s existing business, but also to move forward with research on and development of new sensing technologies. By combining Sony’s sensing technologies – such as GNSS (Global Navigation Satellite System) and image sensors – with Altair’s high-performance, low power consumption and cost-competitive modem chip technology, and by further evolving both, Sony will strive to develop a new breed of cellular-connected, sensing component devices.

With the markets for wearable and IoT devices expected to continue to expand, Sony aims to deliver component devices that feature both sensing and communication capabilities, as well as new LTE solutions that leverage the strengths of these component devices.

No material impact is anticipated on Sony's consolidated financial results for the fiscal year ending March 31, 2016 as a result of this acquisition.

Overview of Altair Semiconductor

Headquarters: Hod Hasharon, Israel
CEO: Oded Melamed
Employees: Approximately 220
Subsidiaries: Based in the U.S., China, Taiwan
Primary area of business: Development and sale of LTE modem chips

EOF